Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

The following are Peoples Energy Corporation's answers to employees' questions posted on Peoples Energy Corporation's internal intranet website on July 26, 2006.

Questions from Managers 7/12/06

Q. In WPS’s history with its other acquisitions did they ever offer early retirement packages to employees? If so when and which companies?
A. We do not have the information as to whether WPS offered early retirement packages to employees in connection with an acquisition.

Q. According to a union contract – WPS union employees are not offered a lump sum. They can elect to take an early retirement and reduced pension at age 58. Would our benefits be reduced? Will we in the future still have the 85 rule and the lump sum option?
A. We’re not familiar with WPS’ existing agreements. In general, under the merger agreement, WPS is obligated to provide benefits to employees of Peoples Energy and its subsidiaries that are substantially comparable to those in effect as of July 8, 2006 for a period of one year after closing. In addition, WPS is obligated to abide by Peoples Energy’s contracts with its unions and all applicable laws, including the Employee Retirement Income Security Act of 1974 (“ERISA”).

Q. How big is WPS’s Tax Department?
A. We do not have the details of WPS’ organizational structure.

Q. Employee understands the positives about the merger. He would like to know what are some of the issues the ICC will consider in deciding whether to approve the deal.
A. The ICC will decide whether to approve the transaction based on whether the merger will satisfy the following statutory criteria:
- The proposed merger will not diminish the utility’s ability to provide adequate, reliable, efficient, safe and least-cost public utility service.
- The proposed merger will not result in the unjustified subsidization of non-utility activities by the utility or its customers.
- Costs and facilities are fairly and reasonably allocated between utility and non-utility activities in such a manner that the ICC may identify those costs and facilities which are properly included by the utility for ratemaking purposes.
- The proposed merger will not significantly impair the utility’s ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure.
- The utility will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities.
- The proposed merger is not likely to have a significant adverse effect on competition in those markets of which the ICC has jurisdiction.
- The proposed merger is not likely to result in any adverse rate impacts on retail customers.

Forward-Looking Statements
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This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
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This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
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WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
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This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.